Filed pursuant to Rule 424(b)(3) and 424(c)
File Number 333-105523

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 5, 2003)

$300,000,000

Affiliated Managers Group, Inc.

Floating Rate Convertible Senior Debentures due 2033
and Common Stock Issuable Upon Conversion of the Debentures

        This document supplements the Prospectus dated June 5, 2003 relating to the resale by the holders of Floating Rate Convertible Senior Debentures due 2033 (the "Debentures") and the shares of common stock issuable upon conversion of the Debentures.

        This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus dated June 5, 2003, and the Prospectus Supplements dated June 20, 2003, July 2, 2003, July 17, 2003, August 1, 2003, September 3, 2003, September 12, 2003, September 24, 2003, December 2, 2003, December 22, 2003, January 6, 2004, March 3, 2004 and March 10, 2004.

        The following sets forth information as of the date of this Prospectus Supplement regarding the principal amount at maturity of Debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using the Prospectus, as supplemented from time to time. All information below concerning beneficial ownership has been provided by the selling securityholder and is as of February 3, 2005, unless otherwise noted. The share information and conversion rate set forth below reflect the three-for-two stock split completed by the Company in March 2004.

ADDITIONAL SELLING SECURITYHOLDER

        The table below lists an additional selling securityholder for the table on pages 40-42 of the Prospectus, as supplemented from time to time.

	Aggregate Principal Amount of Debentures at Maturity That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock That May Be Sold(1)		Percentage of Common Stock Outstanding(2)
S.A.C. Arbitrage Fund, LLC(3)	$1,500,000	*	27,693	(4)	*

*
Less than 1%

(1)
Assumes conversion of all of the holder's Debentures at the initial conversion rate of 18.462 shares of common stock per $1,000 principal amount at maturity of the Debentures. However, this conversion rate will be subject to adjustment as described under "Description of Debentures—Conversion Rights—Base Conversion Rate Adjustments." As a result, the amount of common stock issuable upon conversion of the Debentures may increase in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act and 31,539,405 shares of common stock outstanding as of May 12, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Debentures. However, we did not assume the conversion of any other holder's Debentures.

(3)
Although the total principal amount of selling securityholders listed is more than $300,000,000, the maximum principal amount of Debentures that may be sold under the Prospectus, as supplemented from time to time, will not exceed $300,000,000.

(4)
Does not include 277,943 shares of common stock owned by S.A.C. Arbitrage Fund, LLC in addition to the common stock into which such holder's Debentures are convertible.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 10, 2005.